October 31, 2019

Thomas R. Quinn
Chief Executive Officer
Orrstown Financial Services, Inc.
77 East King Street
Shippensburg, PA 17257

       Re: Orrstown Financial Services, Inc.
           Registration Statement on Form S-3
           Filed October 25, 2019
           File No. 333-234321

Dear Mr. Quinn:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Susan Block at 202-551-3210 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance